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Securities and Exchange Commission
RECEIVED

APR 0 9 2008

Office of Compliance Inspection
and Examinations

SECI 08031586 SSION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UCB Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery Street, Suite 1200
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lee (626)810-0570 ext. 208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer LLP
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300 (Address) San Francisco (City) CA (State) 94108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 3 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Joseph Hsioh-Tsuei Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UCB Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

MARY WONG
Comm. # 1551256
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires Feb. 10, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGMENT

State of California }
County of Los Angeles } ss.

On April 1, 2008 (DATE) before me, Mary Wong (NOTARY),
personally appeared Joseph Hsiah Tsuei Lee (SIGNER(S))

☐ personally known to me - OR - ☑ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MARY WONG
Comm. # 1551256
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires Feb. 10, 2009

WITNESS my hand and official seal.

NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgment to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

☐ INDIVIDUAL
☐ CORPORATE OFFICER

TITLE(S)

☐ PARTNER(S)
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER:

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER

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UCB Investment Services, Inc.
Contents
As of and for the Years Ended December 31, 2007 and 2006

BPM
BURR PILGER MAYER
Building your future

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and shareholder of
UCB Investment Services, Inc:

We have audited the accompanying statement of financial condition of UCB Investment Services, Inc. (the Company) as of December 31, 2007 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2006 were audited by other auditors, whose opinion, dated March 8, 2007 expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UCB Investment Services, Inc. as of December 31, 2007 and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Burr, Pilger & Mayer LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 26, 2007

UCB Investment Services, Inc.
Statements of Financial Condition
December 31, 2007 and 2006

Assets	2007	2006
Cash	$ 505,441	$ 468,849
Receivable from brokers, dealers and clearing organization	318,357	208,647
Deposits with clearing organization and others	210,298	160,298
Prepaid expenses	18,213	-
Fixed assets, net of accumulated depreciation	4,150	922
Software, net of accumulated amortization	8,739	9,687
Income tax receivable from parent	-	66,143
Total assets	$ 1,065,198	$ 914,546

Liabilities and Shareholder's Equity	2007	2006
Liabilities		
Accounts payable and accrued expenses	$ 318,241	$ 267,726
Payable to parent	54,407	
Income taxes payable to parent	4,567	45,758
	377,215	313,484
Commitments and contingencies (Note 5)		
Shareholder's equity		
Common stock, no par value, 100,000 shares authorized, issued and outstanding	-	-
Paid in capital	1,250,000	1,250,000
Retained deficit	(562,017)	(648,938)
Total shareholder's equity	687,983	601,062
Total liabilities and shareholder's equity	$ 1,065,198	$ 914,546

The accompanying notes are an integral part of these financial statements.

UCB Investment Services, Inc.
Statements of Operations
For the Years Ended December 31, 2007 and 2006

	Year Ended December 31, 2007	Year Ended December 31, 2006
Revenues		
Commissions	$ 3,845,357	$ 3,313,724
Other Fees	51,244	-
Total revenues	3,896,601	3,313,724
Expenses		
Employee compensation, benefits and hiring expenses	2,987,375	2,455,960
Rent	192,754	197,099
Clearing fees	129,918	179,264
Professional services	43,295	99,852
Travel and entertainment	64,574	74,683
Services provided by Parent	80,831	61,260
Regulatory fees	9,000	36,573
Communications	35,972	35,332
Office supplies	16,359	25,321
Education and training	20,571	25,071
Courier, postage and freight	18,954	22,807
Depreciation and amortization	10,230	22,044
Insurance	1,582	16,201
Advertising	20,158	13,005
Other expenses	107,398	108,901
Total expenses	3,738,971	3,373,373
Net income (loss) before income tax (provision) benefit	157,630	(59,649)
Income tax (provision) benefit	(70,709)	24,308
Net income (loss)	$ 86,921	$ (35,341)

The accompanying notes are an integral part of these financial statements.

UCB Investment Services, Inc.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2007 and 2006

	Common Shares	Shares Amount	Paid-in Capital	Retained Deficit	Total
Balances, December 31, 2005	100,000	$ -	$ 1,250,000	$ (613,597)	$ 636,403
Net Loss	-	-	-	(35,341)	(35,341)
Balances, December 31, 2006	100,000	$ -	$ 1,250,000	$ (648,938)	$ 601,062
Net Income	-	-	-	86,921	86,921
Balances, December 31, 2007	100,000	$ 0	$ 1,250,000	$ (562,017)	$ 687,983

The accompanying notes are an integral part of these financial statements.

UCB Investment Services, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	Year Ended December 31, 2007	Year Ended December 31, 2006
Cash flows from operating activities		
Net income (loss)	$ 86,921	$ (35,341)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation and amortization	10,230	22,044
Net changes in operating assets and liabilities		
(Increase) in receivable from brokers, dealers and clearing organization	(109,710)	(183,233)
(Increase) in deposits with clearing organizations and others	(50,000)	-
(Increase) decrease in prepaid expenses	(18,213)	26,316
Decrease in income tax receivable from Parent	66,143	134,747
Increase in accounts payable and accrued expenses	50,515	63,846
Increase in payable to Parent	13,216	-
Net cash provided by operating activities	49,102	28,379
Cash flows from investing activities		
Purchase of premises and other equipment	(4,210)	-
Purchase of software	(8,300)	-
Net cash used in investing activities	(12,510)	-
Cash flows from financing activities		
Net cash from financing activities	-	-
Net increase in cash	36,592	28,379
Cash, beginning of year	468,849	440,470
Cash, end of year	$ 505,441	$ 468,849
Supplemental disclosures of cash flow information		
Cash paid during the year for interest and income taxes	-	-

The accompanying notes are an integral part of these financial statements.

1. Organization

Nature of Business

UCB Investment Services, Inc. (the "Company" or "UCBIS"), a wholly-owned subsidiary of United Commercial Bank (the "Parent"), is a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Municipal Securities Regulatory Board, and the Securities Investor Protection Corporation. The Company primarily engages in the offer and sale of variable life and annuity products, mutual funds and certain equity securities through its registered representatives (the "Representatives"). Representatives are located within the Parent's branches in Northern and Southern California.

Parent Company Financial Support

The Company is dependent upon the Parent for capital contributions to fund its operations and ensure its capital adequacy. The Parent has represented that it will continue to provide the necessary financial support to the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated results.

Cash

Cash consists of cash in banks. All cash is held on deposit by the Parent.

Fixed Assets and Software

Equipment and software are carried at cost, less accumulated depreciation and amortization. Provision for depreciation and amortization is determined on a straight-line basis over the estimated useful lives of the assets, which are three years for both equipment and software.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions related to the sale of insurance-related products are recorded on the date of policy issuance.

Income Taxes

The Company is included in the consolidated federal and combined state returns with the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. Pursuant to the Company's tax-sharing arrangement with the Parent, the Company is entitled to the benefit of net operating losses utilized in the consolidated income tax returns. The amount of current tax receivable or payable calculated will be either received from or remitted to the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, based upon currently enacted tax laws and rates. Deferred tax expense or benefit is recognized in the financial statements for the changes in the deferred tax asset/liability between the respective years. Temporary differences are primarily the result of differences in depreciation expense between book and tax.

Fair Value of Financial Instruments

Financial instruments included in the financial statements are carried at fair value or at carrying amounts that approximate fair value given the short duration of the instruments.

3. Receivable From Brokers, Dealers and Clearing Organization

Amounts receivable from brokers, dealers and clearing organizations consist of fees and commissions in the amount of $318,357 and $208,647 at December 31, 2007 and 2006, respectively.

The Company clears customer transactions through another broker-dealer on a fully disclosed basis and has deposited $200,000 as an escrow deposit account for the clearing of these transactions. Such amount is included in deposits with clearing organization and others.

As an introducing broker, the Company may incur off-balance sheet risk if customer's contractual obligations are not fulfilled, such as deficits arising from introduced accounts.

4. Fixed Assets and Software

The components of fixed assets and software, as of December 31, 2007 and 2006, were as follows:

	December 31,	
	2007	2006
Fixed assets	$ 29,188	$ 24,977
Software	51,058	42,758
	80,246	67,735
Accumulated depreciation and amortization	(67,357)	(57,126)
Total	$ 12,889	$ 10,609

Depreciation and amortization expense for the years ended December 31, 2007 and 2006, was $10,230 and $22,044 respectively.

5. Commitments and Contingencies

The Company has entered into two operating leases with the Parent for space in certain facilities. The leases, which both expire at the end of five years, contain renewal options and one has an escalation clause. Rental expense under both leases totaled $123,877 and $117,059 for 2007 and 2006 respectively, and is included in rent expense in the accompanying statements of operations.

For fiscal years ending after December 31, 2007, the approximate aggregated future minimum commitments under non-cancelable operating leases are as follows:

Years ending December 31,		
2008	$	123,877
2009		81,019
2010		-
2011		-
2012		-
Total minimum lease payments	$	204,896

The Company has entered into two service contracts with a third party relating to equipment needs. Minimum payment obligations under these contracts are as follows:

Years ending December 31,		
2008	$	6,180
2009		3,375
2010		3,120
2011		3,120
2012		3,120
Total minimum lease payments	$	18,915

Total expense for these contracts for the years ended December 31, 2007 and 2006 was $3,320 and $5,677, respectively.

The Company has agreed to indemnify its clearing broker-dealer for credit and margin account losses that the clearing broker-dealer may sustain from the customer accounts introduced by the Company. Currently, the Company does not engage in credit and margin account transactions.

The Company clears all of its securities transactions through an independent clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. In the event that customers fail to satisfy their obligations, the Company will be required to purchase or sell the associated financial

instruments at prevailing market prices to fulfill the customers' obligations. The Company has not incurred any losses as a result of such commitment.

6. Shareholder's Equity

The Parent is the sole holder of the 100,000 shares of issued, no par common stock.

7. Related Party Transactions

The Company has entered into an Intercompany Service Agreement with the Parent under which the Parent provides support services to the Company, which includes internal information technology, marketing, human resources, finance and accounting and legal. The costs of these services are paid for by the Parent and allocated to the Company. $80,831 and $69,471 was expensed under this agreement for the years ended December 31, 2007 and 2006, respectively.

The Company also has a Networking Agreement and Lease with the Parent. Under this agreement, the Company is charged rent by the Parent for utilization of office space in selected branches by representatives of the Company. For each of the years ended December 31, 2007 and 2006, $70,560 was expensed in both years under this agreement and is included in rent expense in the accompanying statements of operations.

All cash at December 31, 2007 was on deposit with the Parent. The amount maintained by the Parent exceeds existing federal deposit insurance limits.

8. Income Taxes

Total income tax provision (benefit) for the years ended December 31, 2007 and 2006 are as follows:

	December 31,	
	2007	2006
Current tax provision (benefit)		
Federal	$ 60,732	$ (20,880)
State	9,977	(3,428)
Total	$ 70,709	$ (24,308)

A reconciliation from the statutory income tax rate to the Company's effective income tax rate for the years ended December 31, 2007 and 2006, is shown as follows:

	December 31,	
	2007	2006
Statutory federal tax rate	35.00%	35.00%
State tax rate, net of federal benefit	5.75%	5.75%
Other	4.11%	0.00%
Effective income tax rate	44.86%	40.75%

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $149,073, which was $123,925 in excess of its required net capital of $25,148. At December 31, 2007, the Company's net capital ratio was 2.53 to 1.

Supplementary Information

UCB Investment Services, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007 — Schedule I

	12/31/2007		12/31/2006	
Net Capital				
Shareholder's equity (from the Statement of Financial Condition)	$ 687,983		$ 601,062	
Deductions and/or charges				
Non-allowable assets				
Fixed assets and software	12,889		10,609	
Deposits and other assets	526,021		487,752	
Total non-allowable assets	538,910		498,361	
Net capital	$ 149,073		$ 102,701	
Aggregate Indebtedness	$ 377,215		$ 313,484	
Computation of Net Capital Requirement				
Net capital requirements (6 2/3% of aggregate indebtedness)	$ 25,148	(A)	$ 20,899	(A)
Minimum dollar net capital requirement	$ 5,000	(B)	$ 5,000	(B)
Net capital requirement (greater of (A) or (B))	$ 25,148		$ 20,899	
Excess net capital (net capital, less net capital requirement)	$ 123,925		$ 81,802	
Ratio of Aggregate Indebtedness to Net Capital	2.53		3.05	

(1) In accordance with NASD Notice to Members 05-38, the Company is obligated to deduct from the net capital computation any deficits arising from introduced accounts.

There are no differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2007 Focus Report.

UCB Investment Services, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 — Schedule II

The Company claims exemption from the Securities and Exchange Commission (SEC) Rule 15c3-3 under subparagraph (k)(2)(ii

BPM
BURR PILGER MAYER
Building your future

To the Board of Directors and Shareholder of
UCB Investment Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of UCB Investment Services, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

To the Managing Member
UCB Investment Services, Inc.
Page 2

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, National Association of Securities Dealers, Inc., NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 26, 2007

END